STOCK REPURCHASE AGREEMENT

THIS STOCK REPURCHASE AGREEMENT (this "*Agreement*") is entered into as of September 2, 2025 by and between USCB Financial Holdings, Inc., a Florida corporation (the "*Company*") and Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P. (together with Patriot Financial Partners II, L.P., the "*Selling Shareholder*" or the "*Patriot Parties*," and each, a "*Patriot Party*"). Each of the Company and the Selling Shareholder are sometimes individually referred to as a "*party*" and collectively as the "*parties*."

Recitals

WHEREAS, the Selling Shareholder owns an aggregate of 4,485,909 shares of the Company's Class A Voting Common Stock, $1.00 par value per share (the "*Class A Common Stock*"); and

WHEREAS, the Selling Shareholder desires to sell to the Company, and the Company desires to repurchase from the Selling Shareholder, 1,200,000 shares of Class A Common Stock.

NOW, **THEREFORE**, in consideration of the mutual covenants herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, these Recitals are incorporated into the Agreement and the undersigned hereby agree as follows:

Agreement

1. Repurchase.

(a) *Purchase and Sale*. At the Closing (as defined below), the Company hereby agrees to repurchase from the Selling Shareholder, and the Selling Shareholder hereby agrees to sell and deliver, or cause to be delivered, to the Company, 1,200,000 shares of Class A Common Stock (the "*Shares*") at a purchase price of $17.19 per Share, for an aggregate purchase price of Twenty Million Six Hundred Twenty-Eight Thousand Dollars ($20,628,000.00) (the "*Purchase Price*" and such repurchase, the "*Repurchase*"), upon the terms and subject to the conditions set forth in this Agreement.

(b) *Closing*. Subject to the terms and conditions of this Agreement and the delivery of the deliverables contemplated by Section 1(c) of this Agreement, the closing of the sale of the Shares (the "*Closing*") will take place as promptly as practicable following the signing of this Agreement, via the electronic exchange of deliverables, but in no event later than September 4, 2025 unless otherwise agreed upon in writing by the parties.

(c) *Closing Deliveries and Actions*. At or prior to the Closing, the Selling Shareholder shall deliver, or cause to be delivered, to the Company, or as instructed by the Company:

(i) With respect to the Shares that are to be delivered through the facilities of The Depository Trust Company that are credited to or otherwise held in a securities account maintained by the Selling Shareholder, the Selling Shareholder shall take such actions necessary to provide appropriate instruction to the relevant financial institution or other entity with which the Selling Shareholder's account is maintained to effect the transfer of the Shares from the Selling Shareholder's account to an account at a financial institution designated by the Company for the receipt of the Shares so transferred.

(ii) The Selling Shareholder shall also execute, deliver and/or deliver such other and further documents or instruments necessary or advisable, in the reasonable opinion of the Company, to effect a legally valid transfer of the Shares to the Company and to perform its obligations hereunder.

(iii) At the Closing, the Company shall deliver, or cause to be delivered to the Selling Shareholder, the Purchase Price by wire transfer in immediately available funds in accordance with the Selling Shareholder's written wire transfer instructions provided to the Company at least one business day prior to the Closing.

(d) *Other Payments*. The Selling Shareholder agrees to pay all stamp, stock transfer and similar duties, if any, in connection with the Repurchase.

2. Representations of the Company. The Company represents and warrants to the Selling Shareholder that, as of the date hereof and at the Closing:

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida.

(b) The Company has the full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

(c) This Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that (i) such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to certain equitable defenses and to the discretion of the court before which any proceedings thereof may be brought.

(d) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, result in the breach of any of the terms or conditions of, constitute a default under or violate, accelerate or permit the acceleration of any other similar right of any other party under the Company's articles of incorporation or bylaws, any law, rule or regulation or any material agreement, lease, mortgage, note, bond, indenture, license or other document or undertaking to which the Company is a party or by which the Company or its properties may be bound, nor will such execution, delivery and consummation violate any material order, writ, injunction or decree of any federal, state, local or foreign court, administrative agency or governmental or regulatory authority or body (each, an "*Authority*") to which the Company or any of its properties is subject, the effect of any of which, either individually or in the aggregate, would have, or reasonably be expected to have, a material adverse effect on the consolidated financial position, shareholders' equity or results of operations of the Company and its subsidiaries, taken as a whole, or materially impact the Company's ability to consummate the transactions contemplated by this Agreement (a "*Material Adverse Effect*"); and no consent, approval, authorization, order, registration or qualification of or with any such Authority is required for the consummation by the Company of the transactions contemplated by this

Agreement, except such consents, approvals, authorizations and orders as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) The Company acknowledges that it has not relied upon any express or implied representations or warranties of any nature made by or on behalf of the Selling Shareholder, whether or not any such representations, warranties or statements were made in writing or orally, except as expressly set forth for the benefit of the Company in this Agreement.

3. <u>Representations of the Selling Shareholder</u>. The Patriot Parties jointly and severally represent and warrant to the Company that, as of the date hereof and at the Closing:

(a) Each of the Patriot Parties is a limited partnership that has been duly formed, and is validly existing and in good standing under the laws of the State of Delaware.

(b) Each of the Patriot Parties has the full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and consummate the transactions contemplated hereby, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

(c) This Agreement has been duly and validly authorized, executed and delivered by each Patriot Party, and constitutes a legal, valid and binding agreement of each Patriot Party, enforceable against such Patriot Party in accordance with its terms, except to the extent that (i) such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws now or hereafter in effect affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to certain equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

(d) The sale of the Shares to be sold by the Selling Shareholder hereunder and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with, result in the breach of any of the terms or conditions of, constitute a default under or violate, accelerate or permit the acceleration of any other similar right of any other party under any law, rule or regulation, or any agreement, lease, mortgage, note, bond, indenture, license or other document or undertaking, to which the Selling Shareholder is a party or by which the Selling Shareholder or its properties may be bound, nor will such execution, delivery and consummation violate any order, writ, injunction or decree of any Authority to which Selling Shareholder or any of its properties is subject, the effect of any of which, either individually or in the aggregate, would affect the validity of the Shares to be sold by the Selling Shareholder or reasonably be expected to materially impact the Selling Shareholder's ability to perform its obligations under this Agreement; and no consent, approval, authorization, order, registration or qualification of or with any such Authority is required for the performance by each Patriot Party of its obligations under this Agreement and the consummation by the Patriot Parties of the transactions contemplated by this Agreement in connection with the Shares to be sold by the Selling Shareholder hereunder, except such consents, approvals, authorizations and orders as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Patriot Parties' ability to consummate the transactions contemplated by this Agreement. For the avoidance of doubt, the Patriot Parties are not making any representations or warranties regarding compliance by the Company of the sale of Shares contemplated by this Agreement with any laws, rules, or regulations of the United States or the laws of any State, and the departments and agencies thereof, (i) governing the sale of securities, (ii) or the operation of banks and bank holding companies.

(e) The Selling Shareholder has valid and marketable and unencumbered title, free and clear of any and all liens, claims, charges, pledges, encumbrances and security interests, to the Shares to be sold by the Selling Shareholder hereunder. At Closing, the Selling Shareholder will have valid and unencumbered title free and clear of any and all liens, claims, charges, pledges, encumbrances and security interests, to the Shares to be sold by the Selling Shareholder hereunder. At the Closing, valid title to the Shares shall vest with the Company, free and clear of any and all liens, claims, charges, pledges, encumbrances and security interests other than those existing under applicable securities laws and those created by the Company or any of its affiliates. Except for this Agreement and the Side Letter Agreement, dated December 30, 2021, between the Company, U.S. Century Bank, Priam Capital Fund II, LP, and the Patriot Parties, the Selling Shareholder has not entered into or agreed to be bound by any other arrangements or agreements of any kind with any other person or entity with respect to the Shares, including, but not limited to, arrangements or agreements with respect to the acquisition or disposition thereof or any interest therein or the voting of any such Shares.

(f) There is no action, suit, proceeding, claim, arbitration, litigation or investigation, pending or, to the knowledge of either Patriot Party, threatened in writing against either Patriot Party that, if adversely determined, would prevent the consummation of the transaction contemplated by this Agreement. There is no action, suit, proceeding, claim, arbitration, litigation or investigation by either Patriot Party pending or threatened against any other person relating to the Shares owned by the Selling Shareholder.

(g) Neither the Company nor any of its representatives has been requested to or has provided the Selling Shareholder with any information or advice with respect to the Shares nor is such information or advice necessary or desired.

(h) The Selling Shareholder acknowledges and understands that the Company may possess material nonpublic information that is not known to the Selling Shareholder that may impact the value of the Shares, and that the Company is not disclosing any information to the Selling Shareholder. The Selling Shareholder understands, based on its experience, the disadvantage to which the Selling Shareholder is subject due to the disparity of information between the Company and the Selling Shareholder but nevertheless desires to enter into this transaction as a means to sell the Shares in a single large transaction rather than engage in sales in the open market over an extended period of time. The Selling Shareholder agrees that the Company and its directors, officers, employees and agents shall have no liability to the Selling Shareholder, its affiliates, principals, shareholders, partners, employees, agents, grantors or beneficiaries, whatsoever due to or in connection with the Company's use or non-disclosure of any such information or otherwise as a result of the transaction contemplated by this Agreement, and the Selling Shareholder hereby irrevocably waives any claim that it might have based on the failure of the Company to disclose such information.

(i) The Selling Shareholder (either alone or together with its advisors) has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the transaction contemplated by this Agreement. The Selling Shareholder is entering into this Agreement with a full understanding of all of the terms, conditions and risks and willingly assumes those terms, conditions and risks. The Selling Shareholder has received (through electronic access on EDGAR) and carefully reviewed the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and subsequent Quarterly Reports on Form 10-Q, all additional public filings of the Company with the Securities and Exchange Commission (the "***SEC***"), other publicly available information regarding the Company, and such other information that it and its advisers deem necessary to make its decision to enter into this Agreement and consummate the transactions contemplated hereby. The Selling Shareholder has evaluated the merits and risks of the transactions under this Agreement based exclusively on its own independent review and consultations with such investment, legal, tax, accounting and other advisers as it deemed necessary, and has made its own decision concerning such transaction without reliance upon any express or implied representations or warranties of any nature made by or on behalf of the Company, whether or not any such representations, warranties or statements were made in writing or orally, except as expressly set forth for the benefit of the Selling Shareholder in this Agreement.

(j) From and after the Closing, the Selling Shareholder shall have no further right or title to or interest in the Shares or any dividends, distributions, equity interests or other rights in respect thereof.

(k) The Selling Shareholder has not employed or entered into any agreement with, nor is the Selling Shareholder subject to, any valid claim of any broker, finder, consultant, or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission in connection with such transactions.

(l) The Company is relying on the Selling Shareholder's representations, warranties, acknowledgments and agreements in this Agreement as a condition to proceeding with the transaction contemplated hereby, and without such representations, warranties and agreements, the Company would not enter into this Agreement or engage in such transaction.

4. Publicity. Each of the Selling Shareholder and the Company agrees that it shall not, and that it shall cause its affiliates and representatives not to, (a) publish, release or file any initial press release or other public statement or announcement relating to the transactions contemplated by this Agreement (an "***Initial Press Release***") before providing a copy of such release, statement or announcement to the other, and (b) after the date hereof, publish, release or file any future press release or other public statement or announcement relating to the transactions contemplated by this Agreement that is materially inconsistent with any such Initial Press Release; *provided*, *however*, that each party acknowledges and agrees that any party shall be permitted to make any required filings with the SEC without providing a copy of such filing to any other party.

5. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Selling Shareholder:

c/o Patriot Financial Partners II, LP
Four Radnor Corporate Center, Suite 210
100 Matsonford Road

Radnor, PA 19087
Attention: W. Kirk Wycoff
Facsimile: 215-399-4665
email: kwycoff@patriotfp.com

with a copy (which shall not constitute notice) to:

If to the Company:

c/o USCB Financial Holdings, Inc.
2301 N.W. 87th Ave.
Doral, FL 33172
Attention: Luis de la Aguilera, President & Chief Executive Officer
Facsimile: 305-594-3411
e-mail: Laguilera@uscentury.com

with a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP
1120 Avenue of the Americas, 13th Floor
New York, NY 10036
Attention: James J. Barresi
Facsimile: 202-457-6315
email: james.barresi@squirepb.com

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party.

6. <u>Miscellaneous</u>.

(a) *Counterparts*. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. This Agreement, and any and all agreements and instruments executed and delivered in accordance herewith, to the extent signed and delivered by means of facsimile or other electronic format or signature (including email, "pdf," "tif," "jpg," DocuSign and Adobe Sign), shall be treated in all manner and respects and for all purposes as an original signature and an original agreement or instrument and shall be considered to have the same legal effect, validity and enforceability as if it were the original signed version thereof delivered in person.

(b) *Governing Law and Venue; Waiver of Jury Trial*.

(i) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of New York. In addition, each of the parties to this Agreement (A) consents to submit itself to the exclusive personal jurisdiction of a New York state or federal court sitting in the Borough of Manhattan, State of New York in the event any dispute arises out of this Agreement or any of the offering contemplated by this Agreement, (B) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (C) agrees that it will not bring any action relating to this Agreement in any court other than a New York state or federal court sitting in the Borough of Manhattan, State of New York, and (D) consents to service being made through the mail (not e-mail or facsimile) or courier as set forth in Section 5, such service to be effective ten days after posting if mailed, or upon delivery if by courier.

(ii) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6(B)(II).

(iii) In any dispute or action between the parties arising out of this Agreement, including any litigation, arbitration, and appellate proceedings (and efforts to enforce the judgment, award or other disposition of any of the same), including with respect to any claim for indemnification, the prevailing party shall be entitled to have and recover from the other party all fees, costs and expenses incurred in connection with such dispute or action (including reasonable attorneys' fees).

(c) *Severability*. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement are not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that such original intent is fulfilled to the fullest extent possible.

(d) *Effect*. No provision of this Agreement shall be construed to require any party hereto or any of their respective affiliates, officers or directors to take any action or omit to take any action which action or omission would violate any federal, state, county, municipal, local or foreign law, statute, ordinance, rule, regulation, permit, consent, waiver, notice, approval, registration, finding of suitability, license, judgment, order, decree, injunction, decision, ruling, writ, or other authorization.

(e) *Successors and Assigns*. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by either party without the prior written consent of the other party. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by the Selling Shareholder and the Company and their respective successors and assigns.

(f) *No Third Party Beneficiaries or Other Rights*. Other than releases provided to third parties, this Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein express or implied shall give or shall be construed to confer any legal or equitable rights or remedies to any person other than the parties to this Agreement and such successors and permitted assigns.

(g) *Captions*. The article, section, paragraph and clause captions herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof.

(h) *Survival of Representations and Warranties*. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby until the expiration of the applicable statute of limitations.

(i) *Complete Agreement*. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Selling Shareholder with respect to the subject matter hereof.

(j) *Mutuality of Drafting*. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of the Agreement.

(k) *Remedies*. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance or other injunctive relief in order to enforce, or prevent any violations of, the provisions of this Agreement.

(l) *Amendment and Waiver*. The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and the Selling Shareholder.

(m) *Expenses*. Each of the Company and the Selling Shareholder shall bear its own expenses in connection with the drafting, negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

(n) *Termination*. This Agreement may be terminated by either party if: (i) the Closing has not occurred by the fifth business day following the date of this Agreement (except a party may not terminate this Agreement if the failure of the Closing is due to such party), (ii) there is a law, rule or order that makes the transactions contemplated by this Agreement illegal or otherwise prohibited, or (iii) the other party has breached its representations and warranties. The provisions of this Section 6 shall survive any termination.

[*Signature pages follow*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.


USCB FINANCIAL HOLDINGS, INC.

By: _____

Robert Anderson
Executive Vice President and Chief
Financial Officer.


Agreed and acknowledged as of the date first above written:

PATRIOT FINANCIAL PARTNERS II,
  L.P.

By:_____
Name:
Title:

PATRIOT FINANCIAL PARTNERS
  PARALLEL II, L.P.

By:_____
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

USCB FINANCIAL HOLDINGS, INC.

By: ______________________________
Robert Anderson
Executive Vice President and Chief Financial Officer.

Agreed and acknowledged as of the date first above written:

PATRIOT FINANCIAL PARTNERS II, L.P.

By: Thomas Costare
Name: Thomas Costare
Title: Partner & COO

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By: Thomas Costare
Name: Thomas Costare
Title: Partner & COO

Signature Page to Stock Repurchase Agreement